Exhibit 99.3

AssemblÉes gÉnÉrales ordinaire et extraordinaire des Actionnaires 28 maI 2026	ordinary and extraordinary general shareholders’ meetings May 28, 2026

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial aux assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le jeudi 28 mai 2026 à 15h00 (heure belge). Nonobstant ce qui précède, les titulaires d’Actions Américaines (telles que définies ci-dessous) qui souhaitent désigner un mandataire sont vivement encouragés à utiliser la carte de procuration américaine (U.S. proxy card) qui leur a été fournie et à suivre les instructions qui l’accompagnent.

This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Thursday, May 28, 2026, at 3:00 p.m. (Belgian time). Notwithstanding the above, holders of U.S. Shares (as defined below) who want to appoint a proxy are strongly encouraged to use the U.S. proxy card provided to them and according to the accompanying instructions.

Les actions de la Société se composent : (a) d’actions inscrites dans la composante du registre des actions de la Société qui est tenue en Belgique et qui est maintenue par Euroclear Belgium (le “Registre Belge des Actions” et, les actions reflétées dans le Registre Belge des Actions, les “Actions Européennes”), et qui ne peuvent pas être négociées sur le Nasdaq tant qu’elles n’ont pas été repositionnées en Actions Américaines (telles que définies ci-dessous), et (b) d’actions inscrites directement ou indirectement dans la composante du registre des actions de la Société tenue aux États-Unis et qui est maintenue par Computershare (le “Registre Américain des Actions” et, les actions figurant dans le Registre Américain des Actions, les “Actions Américaines”), et qui peuvent être négociées sur le Nasdaq.

The Company’s shares are comprised of: (a) shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below), and (b) shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

Cette procuration ne constitue pas une sollicitation publique de procuration au sens des article 7:145 du Code des sociétés et des associations.	This proxy does not constitute a proxy solicitation in the sense of article 7:145 of the Belgian Companies and Associations Code.

La procuration doit être signée de façon écrite ou électroniquement.	The proxy must be signed in writing or electronically.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	1/18

La procuration signée et complétée doit parvenir à la Société au plus tard le deuxième jour ouvrable qui précède les assemblées générales ordinaire et extraordinaire des actionnaires, soit le, ou avant le, mardi 26 mai 2026 (la “Date limite de Notification”) au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante :

The signed and completed proxy must reach the Company at the latest on the second business day prior to the ordinary and extraordinary general shareholders’ meetings, i.e. on or before Tuesday, May 26, 2026 (the “Notification Deadline”) at the latest. Until the Notification Deadline, proxies can be sent to the following address:

MDxHealth SA A l’attention de M. Ron Kalfus Secrétaire de la Société CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz 31, 4040 Herstal Belgique	MDxHealth SA Attention Mr. Ron Kalfus Company Secretary CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz, 31 4040 Herstal, Belgium

ou par courrier électronique à :	or by e-mail to:

agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer aux assemblées générales ordinaire et extraordinaire des actionnaires, tel que décrit dans l’invitation aux assemblées générales ordinaire et extraordinaire des actionnaires. Les titulaires d’Actions Européennes dématérialisés doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé ou le dépositaire central de titres pour les actions concernées, confirmant le nombre d’Actions Européennes dématérialisées ayant été enregistrés à leur nom à la date d’enregistrement (soit le vendredi 22 mai 2026, à minuit (00h00, heure belge)) (la “Date d’Enregistrement”) et avec lesquelles ils veulent participer aux assemblées générales ordinaire et extraordinaire des actionnaires. Les titulaires d’Actions Américaines inscrites indirectement dans le Registre Américain des Actions, par l’intermédiaire de CEDE & Co, le détenteur désigné des Actions Américaines détenues pour les bénéficiaires effectifs via le système DTCC, doivent joindre au présent formulaire un certificat d’un courtier, d’une institution financière ou d’un autre intermédiaire confirmant leur propriété des Actions Américaines à la Date d’Enregistrement, avec lesquelles ils souhaitent participer aux assemblées générales ordinaires et extraordinaires des actionnaires.

Holders of securities of the Company who wish to be represented by proxy must also register for the ordinary and extraordinary general shareholders’ meetings, as described in the notice convening the ordinary and extraordinary general shareholders’ meetings. Holders of dematerialised European Shares must attach to the present form a certificate issued by the certified account holder or the central securities depositary for the shares concerned, confirming the number of dematerialised European Shares that have been registered in their name on the registration date (i.e., Friday, 22 May 2026, at midnight (12:00 a.m., Belgian time)) (the “Registration Date”), with which they want to participate to the ordinary and extraordinary general shareholders’ meetings. Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, must attach to the present form a certificate from a broker, financial institution or other intermediary confirming their ownership of U.S. Shares on the Registration Date, with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	2/18

La Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant les assemblées générales d’actionnaires.	The Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meetings.

Le/La soussigné(e),	The undersigned,

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:

Représenté par (prénom, nom de famille et
qualité) / Represented by (first name, family name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’Actions Européennes nominatives / Number of registered European Shares:

Nombre d’Actions Européennes dématérialisées / Number of dematerialised European Shares:

Nombre d’Actions Américaines, inscrites directement dans le Registre Américain des Actions (pas par l’intermédiaire de DTCC) / Number of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC):

Nombre d’Actions Américaines, inscrites indirectement dans le Registre Américain des Actions (par l’intermédiaire de DTCC) / Number of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC):

Nombre de droits de souscription / Number of subscription rights:[1]

constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐ M./Mme / Mr./Ms.	[2]
☐ Président du conseil d’administration / Chair of the board of directors[3]

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	3/18

[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.	[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meetings, but only with an advisory vote.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.	[2] Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

[3] Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister aux assemblées générales des actionnaires. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 4 ci-dessous.

[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meetings. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 4 below.

lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “Pour” des résolutions proposées soutenues par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.

[4] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “Contre” of the proposed resolutions supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I. De représenter le/la soussigné(e) aux assemblées générales ordinaire et extraordinaire des actionnaires à tenir le jeudi 28 mai 2026 à 15h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.	I. To represent the undersigned at the ordinary and extraordinary general meetings of shareholders to be held on Thursday, 28 May 2026, at 3:00 p.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	4/18

ORDRE DU JOUR assemblée générale ordinaire	agenda Ordinary general meeting

1. Rapport sur les comptes annuels statutaires et sur les comptes annuels consolidés

Communication et discussion (a) du rapport annuel combiné du conseil d’administration sur les comptes annuels consolidés et statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2025, (b) du rapport du commissaire sur les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2025, et (c) du rapport du commissaire sur les comptes annuels consolidés de la Société pour l’exercice social clôturé au 31 décembre 2025.

1. Report on the annual statutory financial statements and on the consolidated financial statements

Submission of, and discussion on, (a) the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on December 31, 2025, (b) the report of the statutory auditor on the (non-consolidated) statutory financial statements of the Company for the financial year ended on December 31, 2025, and (c) the report of the statutory auditor on the consolidated financial statements of the Company for the financial year ended on December 31, 2025.

2. Approbation des comptes annuels statutaires (non consolidés)

Communication, discussion et approbation des comptes annuels statutaires (non consolidés) pour l’exercice social clôturé au 31 décembre 2025 et approbation de l’affectation du résultat tel que proposé par le conseil d’administration.

2. Approval of the annual (non-consolidated) statutory financial statements

Submission of, discussion on, and approval of the annual (non-consolidated) statutory financial statements for the financial year ended on December 31, 2025, and approval of the allocation of the result as proposed by the board of directors.

► Proposition de résolution :

L’assemblée générale des actionnaires décide d’approuver les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé le 31 décembre 2025 et d’approuver l’affectation du résultat annuel tel que proposé par le conseil d’administration.

► Proposed resolution:

The general shareholders’ meeting resolves to approve the annual (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2025 and to approve the allocation of the annual result as proposed by the board of directors.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3. Comptes annuels consolidés Communication et discussion des comptes annuels consolidés de la Société pour l’exercice social clôturé le 31 décembre 2025.	3. Consolidated financial statements Submission of, and discussion on, the consolidated financial statements of the Company for the financial year ended on December 31, 2025.
4. Décharge de responsabilité des administrateurs Décharge de responsabilité des administrateurs pour l’exercice de leur mandat au cours de l’exercice social clôturé le 31 décembre 2025.	4. Discharge from liability of the directors Discharge from liability of the directors for the exercise of their mandates during the financial year ended on 31 December 2025.
► Proposition de résolution :	► Proposed resolution:
L’assemblée générale des actionnaires décide d’accorder la décharge à chacun des administrateurs qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2025 pour l’exercice de son mandat au cours de cet exercice social.	The general shareholders’ meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on 31 December 2025, for the performance of its, his or her mandate during that financial year.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	5/18

5. Décharge de responsabilité du commissaire Décharge de responsabilité du commissaire pour l’exercice de son mandat au cours de l’exercice social clôturé le 31 décembre 2025.	5. Discharge from liability of the statutory auditor Discharge from liability of the statutory auditor for the exercise of its mandate during the financial year ended on 31 December 2025.
► Proposition de résolution :	►Proposed resolution:
L’assemblée générale des actionnaires décide d’accorder la décharge au commissaire qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2025 pour l’exercice de son mandat au cours de cet exercice social.	The general shareholders’ meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on 31 December 2025, for the performance of its mandate during that financial year.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

6. Renouvellement de mandats d’administrateurs

Le conseil d’administration recommande que (a) Michael K. McGarrity, soit renouvelé en tant qu’administrateur de la Société pour un mandat de trois ans, (b) Ahok BV, représentée par Koen Hoffman en tant que représentant permanent, soit renouvelée en tant qu’administrateur de la Société pour une durée de deux ans, et (c) Dr. Sanford Jay Siegel soit renouvelé en tant qu’administrateur de la Société pour une durée de deux ans.

6. Re-appointment of directors

The board of directors recommends that (a) Michael K. McGarrity, be re-appointed as director of the Company for a term of three years, (b) Ahok BV, represented by Koen Hoffman as permanent representative, be re- appointed as director of the Company for a term of two years, and (c) Dr. Sanford Jay Siegel be re-appointed as director of the Company for a term of two years.

► Propositions de résolutions :	► Proposed resolutions:

(a) L’assemblée générale des actionnaires décide de renouveler le mandat de Michael K. McGarrity en tant qu’administrateur de la Société, pour une durée de trois ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2029 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2028. Le mandat de l’administrateur est rémunéré, cette rémunération étant telle que décidée par l’assemblée générale des actionnaires de temps à autre.

(a) The general shareholders’ meeting resolves to re-appoint Michael K. McGarrity, as director of the Company for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

(b) L’assemblée générale des actionnaires décide de renouveler le mandat de Ahok BV, représentée par Koen Hoffman en tant que représentant permanent, en tant qu’administrateur de la Société, pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2028 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2027. Le mandat de l’administrateur est rémunéré, cette rémunération étant telle que décidée par l’assemblée générale des actionnaires de temps à autre.

(b) The general shareholders’ meeting resolves to re-appoint Ahok BV, represented by Koen Hoffman as permanent representative, as director of the Company for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	6/18

► Instruction de vote:	►Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

(c) L’assemblée générale des actionnaires décide de renouveler le mandat de Dr. Sanford Jay Siegel en tant qu’administrateur de la Société, pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2028 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2027. Le mandat de l’administrateur est rémunéré, cette rémunération étant telle que décidée par l’assemblée générale des actionnaires de temps à autre.

(c) The general shareholders’ meeting resolves to re-appoint Dr. Sanford Jay Siegel as director of the Company for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

Note: Si les résolutions proposées au point 6 sont approuvées par l’assemblée générale des actionnaires, le conseil d’administration de la Société sera composé de (1) Michael K. McGarrity, chief executive officer (CEO), administrateur et administrateur délégué (jusqu’en 2029), (2) Ahok BV, représentée par Koen Hoffman, administrateur et président du conseil d’administration (jusqu’en 2028), (3) Dr. Sanford Jay Siegel, administrateur (jusqu’en 2028), (4) Donnie M. Hardison Jr., administrateur (jusqu’en 2027), (5) Hilde Windels BV, représentée par Hilde Windels, administrateur (jusqu’en 2027), (6) Eric Bednarski, administrateur (jusqu’en 2027), et (7) Michael Brian Holder, administrateur (jusqu’en 2027).

Note: If the proposed resolutions set out in point 6 are approved by the general shareholders’ meeting, the Company’s board of directors will be composed of (1) Michael K. McGarrity, chief executive officer (CEO), executive director and managing director (until 2029), (2) Ahok BV, represented by Koen Hoffman, director and chair of the board of directors (until 2028), (3) Dr. Sanford Jay Siegel, director (until 2028), (4) Donnie M. Hardison Jr., director (until 2027), (5) Hilde Windels BV, represented by Hilde Windels, director (until 2027), (6) Eric Bednarski, director (until 2027), and (7) Michael Brian Holder, director (until 2027).

7. Renouvellement du mandat du commissaire

En tenant compte de la recommandation et de la préférence du comité d’audit, le conseil d’administration recommande que BDO Réviseurs d’Entreprises SRL, représentée par Evy Borry en tant que représentante permanente, soit renouvelée en tant que commissaire de la Société pour un mandat de trois (3) ans jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2029 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2028.

► Proposition de résolution :

En tenant compte de la recommandation du conseil d’administration, sur recommandation et préférence du comité d’audit, l’assemblée générale des actionnaires décide de renouveler le mandat de BDO Réviseurs d’Entreprises SRL, représentée par Evy Borry en tant que représentante permanente, en tant que commissaire de la Société pour une durée de trois ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2029 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2028. Pour la durée de son mandat, la rémunération annuelle du commissaire de la Société sera de EUR 275.000,00 (hors TVA, taxes et frais selon le cas) pour le contrôle des comptes consolidés du groupe et le contrôle des comptes annuels statutaires (non consolidés) de la Société, à l’exclusion du contrôle des comptes annuels conformément aux normes PCAOB GAAP aux fins de leur dépôt aux États-Unis d’Amérique. Ces honoraires sont soumis à une indexation annuelle basée sur l’indice standard (indice des prix à la consommation).

7 Re-appointment of the statutory auditor

Taking into account the recommendation and preference of the audit committee, the board of directors recommends that BDO Réviseurs d’Entreprises SRL, represented by Evy Borry as permanent representative, be re-appointed as statutory auditor of the Company for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028.

► Proposed resolution:

Taking into account the recommendation of the board of directors upon recommendation and preference of the audit committee, the general shareholders’ meeting resolves to re-appoint BDO Réviseurs d’Entreprises SRL, represented by Evy Borry as permanent representative, as statutory auditor of the Company for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. For the duration of its mandate, the annual remuneration of the statutory auditor of the Company shall be EUR 275,000 (excluding VAT, taxes and expenses, as applicable) for the audit of the consolidated accounts of the group and the audit of the (non-consolidated) statutory financial statements of the Company, but excluding the audit of the financial statements in accordance with PCAOB GAAP for the purpose of filing in the United States of America. These fees are subject to a yearly indexation based on the standard index (consumer price index).

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	7/18

ORDRE DU JOUR assemblée générale extraordinaire	agenda extraordinary general meeting

1. Communication des rapports –Warrants d’Exact Sciences 2026	1. Submission of reports – 2026 Exact Sciences Warrants

Communication et discussion sur:	Submission of and discussion on:

a) le rapport du conseil d’administration de la Société, préparé conformément aux articles 7:180, 7:191 et 7:193 du Code des sociétés et des associations, relatif à la proposition d’émettre, en faveur de Genomic Health, Inc. (une filiale d’Exact Sciences Corporation, ci-après dénommée “Exact Sciences”), 3.000.000 de nouveaux droits de souscription pour actions de la Société (les “Warrants d’Exact Sciences 2026”), et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’Exact Sciences ; et	a) the report of the board of directors of the Company, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue, for the benefit of Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation, referred to herein as “Exact Sciences”), 3,000,000 new subscription rights for shares of the Company (the “2026 Exact Sciences Warrants”), and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences; and

b) le rapport du commissaire de la Société, préparé conformément aux articles 7:180, 7:191 et 7:193 du Code des sociétés et des associations, concernant la proposition d’émettre en faveur d’Exact Sciences 3.000.000 de Warrants d’Exact Sciences 2026, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’Exact Sciences.	b) the report of the Company’s statutory auditor, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue for the benefit of Exact Sciences 3,000,000 2026 Exact Sciences Warrants, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences.

2. Proposition d’émettre 3.000.000 de Warrants d’Exact Sciences 2026	2. Proposal to issue 3,000,000 2026 Exact Sciences Warrants

► Proposition de résolution :	►Proposed resolution:

L’assemblée générale des actionnaires décide d’approuver l’émission de 3.000.000 de nouveaux droits de souscription pour actions de la Société, dénommés les “Warrants d’Exact Sciences 2026”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’Exact Sciences. En conséquence, l’assemblée générale des actionnaires décide de ce qui suit :

The general shareholders’ meeting resolves to approve the issuance of 3,000,000 new subscription rights for shares of the Company, called the “2026 Exact Sciences Warrants”, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences. To this end, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des droits de souscription: Les termes et conditions des Warrants d’Exact Sciences 2026 seront tels que figurant dans l’annexe au rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour (aux fins de la présente résolution, les “Termes et Conditions des Warrants d’Exact Sciences 2026”), dont une copie restera jointe au procès-verbal constatant la présente résolution. Les principaux termes et conditions des Termes et Conditions des Warrants d’Exact Sciences 2026 peuvent, à titre d’information, être résumés comme suit :	(a) Terms and conditions of the subscription rights: The terms and conditions of the 2026 Exact Sciences Warrants will be in accordance with the annex of the report of the board of directors referred to in item 1.(a) of the agenda (for the purposes of this resolution, the “2026 Exact Sciences Warrants Terms and Conditions”), a copy of which will remain attached to the minutes recording the present resolution. The main terms and conditions of the 2026 Exact Sciences Warrants can, for information purposes, be summarised as follows:

(i) Droit de souscrire à une action ordinaire : Chaque Warrant d’Exact Sciences 2026 permet à son détenteur de souscrire à une (1) action ordinaire de la Société à émettre par la Société.	(i) Right to subscribe for one ordinary share: Each 2026 Exact Sciences Warrant entitles the holder to subscribe for one (1) ordinary share of the Company to be issued by the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	8/18

(ii) Prix d’exercice : Le prix d’exercice des Warrants d’Exact Sciences 2026 (c’est-à-dire le prix à payer en numéraire pour souscrire à une nouvelle action de la Société lorsqu’un Warrant Exact Sciences 2026 est exercé) sera de USD 5,265. Le prix d’exercice est sujet à d’éventuels ajustements habituels à la baisse en cas de certaines actions dilutives de la Société.	(ii) Exercise price: The exercise price of the 2026 Exact Sciences Warrants (i.e., the price to be paid in cash to subscribe for one new share in the Company when a 2026 Exact Sciences Warrant is exercised) will be USD 5.265. The exercise price is subject to potential customary downward adjustments in the case of certain dilutive actions of the Company.

(iii) Durée : Les Warrants d’Exact Sciences 2026 auront une durée commençant à partir de leur émission et se terminant le 8 janvier 2031 (inclus).	(iii) Term: The 2026 Exact Sciences Warrants will have a term starting as from their issuance and ending on (and including) January 8, 2031.

(iv) Possibilité d’exercice : L’exercice des Warrants d’Exact Sciences 2026 sera soumis aux termes et conditions contenus dans les Termes et Conditions des Warrants d’Exact Sciences 2026. Les Warrants d’Exact Sciences 2026 peuvent être exercés à partir de leur émission et jusqu’à la fin de leur durée, à condition qu’un nombre de Warrants d’Exact Sciences 2026 avec un prix d’exercice global d’au moins USD 500.000 soit exercé par leur détenteur.	(iv) Exercisability: The exercise of the 2026 Exact Sciences Warrants will be subject to the terms and conditions contained in the 2026 Exact Sciences Warrants Terms and Conditions. The 2026 Exact Sciences Warrants may be exercised as from their issuance and until the end of their term, provided that a number of 2026 Exact Sciences Warrants with an aggregate exercise price of at least USD 500,000 are exercised by the holder thereof.

(v) Cessibilité : A moins que la Société autorise explicitement la cession des Warrants d’Exact Sciences 2026, les Warrants d’Exact Sciences 2026 ne peuvent pas être cédés par leur détenteur. En outre, les Warrants d’Exact Sciences 2026 ne seront pas admis à la cotation ou à la négociation.	(v) Transferability: Except if the Company were to explicitly allow a transfer of the 2026 Exact Sciences Warrants, the 2026 Exact Sciences Warrants cannot be transferred by a holder. Furthermore, the 2026 Exact Sciences Warrants will not be admitted to listing or trading.

(b) Actions sous-jacentes : Chaque Warrant d’Exact Sciences 2026 donnera à son détenteur le droit de souscrire à une nouvelle action à émettre par la Société. Les nouvelles actions à émettre lors de l’exercice des Warrants d’Exact Sciences 2026 auront les mêmes droits et avantages, et seront à tous égards pari passu, y compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après leur date d’émission.	(b) Underlying shares: Each 2026 Exact Sciences Warrant will entitle its holder to subscribe for one new share to be issued by the Company. The new shares to be issued upon exercise of the 2026 Exact Sciences Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issuance.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	9/18

(c) Suppression du droit de préférence en faveur d’Exact Science : L’assemblée générale des actionnaires décide, conformément aux articles 7:191 et 7:193 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs actuels de droits de souscription en circulation (share options) de la Société, en faveur d’Exact Sciences, comme expliqué dans le rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour.	(c) Dis-application of the statutory preferential subscription right for the benefit of Exact Sciences: The general shareholders’ meeting resolves, in accordance with articles 7:191 and 7:193 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the statutory preferential subscription right of existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences, as explained in the report of the board of directors referred to in item 1.(a) of the agenda.

(d) Augmentation de capital conditionnelle et émission de nouvelles actions : L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des Warrants d’Exact Sciences 2026, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des Warrants d’Exact Sciences 2026. Sous réserve et conformément aux dispositions des Termes et Conditions des Warrants d’Exact Sciences 2026, lors de l’exercice des Warrants d’Exact Sciences 2026 et de l’émission de nouvelles actions, le prix d’exercice agrégé des Warrants d’Exact Sciences 2026 sera comptabilisé (le cas échéant, après conversion dans la devise du capital de la Société, sur la base du taux de change USD/EUR publié par la Banque Centrale Européenne, comme prévu à l’article 5.4 des Termes et Conditions des Warrants d’Exact Sciences 2026) en tant que capital de la Société. Dans la mesure où le montant du prix d’exercice des Warrants d’Exact Sciences 2026, par action à émettre lors de l’exercice des Warrants d’Exact Sciences 2026, excède le pair comptable des actions de la Société existantes immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des Warrants d’Exact Sciences 2026, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.	(d) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to and in the case of the exercise of the 2026 Exact Sciences Warrants, to increase the share capital of the Company and to issue the appropriate number of new shares that may be issued upon exercise of the 2026 Exact Sciences Warrants. Subject to, and in accordance with, the respective provisions of the 2026 Exact Sciences Warrants Terms and Conditions, upon exercise of the 2026 Exact Sciences Warrants and the issuance of new shares, the aggregate amount of the exercise price of the 2026 Exact Sciences Warrants will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in article 5.4 of the 2026 Exact Sciences Warrants Terms and Conditions) the share capital of the Company. To the extent that the amount of the exercise price of the 2026 Exact Sciences Warrants, per share to be issued upon exercise of the 2026 Exact Sciences Warrants, exceeds the fractional value of the existing shares of the Company immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2026 Exact Sciences Warrants, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	10/18

(e) Prime d’émission : Toute prime d’émission qui sera comptabilisée en rapport avec les Warrants d’Exact Sciences 2026 (sur exercice des Warrants d’Exact Sciences 2026 ou autrement) sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.	(e) Issue premium: Any issue premium that will be booked in connection with the 2026 Exact Sciences Warrants (whether upon exercise of the 2026 Exact Sciences Warrants, or otherwise) shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(f) Procurations : Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les résolutions adoptées par l’assemblée générale des actionnaires en rapport avec les Warrants d’Exact Sciences 2026, et à prendre toutes les mesures et à accomplir toutes les formalités qui seront requises en vertu des Termes et Conditions des Warrants d’Exact Sciences 2026, des statuts de la Société et des lois applicables afin d’émettre ou transférer les actions lors de l’exercice des Warrants d’Exact Sciences 2026. En outre, chaque administrateur de la Société et Joe Sollee, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des Warrants d’Exact Sciences 2026, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de la comptabilisation en tant que capital et (le cas échéant) prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des Warrants d’Exact Sciences 2026, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Computershare, Nasdaq, bancaire et/ou autre pertinente, le registre des actions et tous les autres documents nécessaires en relation avec l’émission et la délivrance des actions au bénéficiaire et l’admission de ces actions à la cotation et à la négociation, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des Warrants d’Exact Sciences 2026 à la négociation sur le Nasdaq (ou tout autre marché sur lequel les actions de la Société seront alors négociées à ce moment).	(f) Powers of attorney: The board of directors is authorised to implement and execute the resolutions adopted by the general shareholders’ meeting in connection with the 2026 Exact Sciences Warrants, and to take all measures and carry out all formalities that will be required pursuant to the 2026 Exact Sciences Warrants Terms and Conditions, the Company’s articles of association and all applicable laws in order to issue or transfer the shares upon exercise of the 2026 Exact Sciences Warrants. In addition, each director of the Company and Joe Sollee, each such person acting individually and with the possibility of sub-delegation and power of subrogation, shall have the power, upon exercise of the 2026 Exact Sciences Warrants, (i) to proceed with the recording of (A) the capital increase and the issue of new shares resulting from such exercise, (B) the allocation as share capital and (if applicable) as issue premium, and (C) the amendment of the Company’s articles of association to reflect the new share capital and number of shares outstanding following the exercise of the 2026 Exact Sciences Warrants (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq and/or bank documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the beneficiary and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including, but not limited to, the preparation and execution of all documents and forms) for the admission of the shares issued upon exercise of the 2026 Exact Sciences Warrants to trading on Nasdaq (or any other market on which the Company’s shares will then be traded).

3. Communication des rapports - Plan d’Option sur Action de 2026	3. Submission of reports - 2026 Share Option Plan

Communication et discussion sur :	Submission of and discussion on:

(a) le rapport du conseil d’administration de la Société, préparé conformément aux articles 7:180 et 7:191 du Code des sociétés et associations relatif à la proposition d’émettre 3.000.000 nouveaux droits de souscription de la Société (les “2026 Share Options”), en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2026”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des membres du personnel de la Société et de ses filiales de temps à autre, au sens de l’article 1:27 du Code des sociétés et des associations (les “Participants Sélectionnés”); et	(a) the report of the board of directors of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,000,000 new subscription rights for shares of the Company (the “2026 Share Options”), pursuant to a share option plan named “the 2026 Share Option Plan”, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participants”); and

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	11/18

(b) le rapport du commissaire de la Société, préparé conformément aux articles 7:180 et 7:191 du Code des sociétés et des associations, concernant la proposition d’émettre 3.000.000 2026 Share Options et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participant Sélectionnés.	(b) the report of the statutory auditor of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,000,000 2026 Share Options, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants.

4. Proposition d’émettre 3.000.000 2026 Share Options	4. Proposal to issue 3,000,000 2026 Share Options

► Proposition de résolution :	► Proposed resolution:
L’assemblée générale des actionnaires décide d’approuver l’émission de 3.000.000 de 2026 Share Options, en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2026”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés. En conséquence, l’assemblée générale des actionnaires décide de ce qui suit :	The general shareholders’ meeting resolves to approve the issuance of 3,000,000 2026 Share Options, pursuant to a share option plan named the “2026 Share Option Plan”, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants. In view thereof, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des 2026 Share Options : Les termes et conditions des 2026 Share Options (inclus, mais sans s’y limiter, le prix d’exercice des 2026 Share Options) seront tels que figurant dans l’annexe au rapport du conseil d’administration visé au point 3.(a) de l’ordre du jour (aux fins de la présente résolution, le “Plan”), dont une copie restera jointe procès-verbal constatant la présente résolution. Les 2026 Share Options ont une durée de 10 ans à partir de leur date d’émission.	(a) Terms and conditions of the 2026 Share Options: The terms and conditions of the 2026 Share Options (including, but not limited to, the exercise price of the 2026 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 3.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes recording the present resolution. The 2026 Share Options have a term of ten years as from their issue date.

(b) Actions sous-jacentes : Chaque 2026 Share Option donne à son détenteur le droit de souscrire à une nouvelle action qui sera émise par la Société. Les nouvelles actions à émettre lors de l’exercice des 2026 Share Options auront les mêmes droits et avantages, et seront à tous égards pari passu, en ce compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après la date d’émission des nouvelles actions.	(b) Underlying shares: Each 2026 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2026 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	12/18

(c) Suppression du droit de préférence en faveur des Participants Sélectionnés : L’assemblée générale des actionnaires décide, conformément à l’article 7:191 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés, et d’approuver la possibilité pour la Société d’octroyer les 2026 Share Options aux Participants Sélectionnés, comme expliqué plus en détail dans le rapport du conseil d’administration visé au point 3.(a) de l’ordre du jour et dans les termes et conditions du Plan.	(c) Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2026 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 3.(a) of the agenda and the terms and conditions of the Plan.

(d) Confirmation de la souscription de 2026 Share Options par la Société : L’assemblée générale des actionnaires décide d’approuver et de confirmer que la Société sera en mesure de souscrire aux 2026 Share Options, en vue de créer un pool de 2026 Share Options disponible pour des octrois ultérieurs aux Participants Sélectionnés. La Société ne peut cependant pas exercer les 2026 Share Options pour son compte propre.	(d) Confirmation of the subscription of 2026 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2026 Share Options, with a view to creating a pool of outstanding 2026 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2026 Share Options for its own account.

(e) Augmentation de capital conditionnelle et émission de nouvelles actions : L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des 2026 Share Options, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des 2026 Share Options. Sous réserve et conformément aux dispositions du Plan, lors de l’exercice des 2026 Share Options et de l’émission de nouvelles actions, le montant total du prix d’exercice des 2026 Share Options sera affecté (le cas échéant, après conversion dans la devise du capital de la Société, sur la base du taux de change USD/EUR publié par la Banque Centrale Européenne, comme prévu à l’article 5.2 du Plan) au capital de la Société. Dans la mesure où le montant du prix d’exercice des 2026 Share Options, par action à émettre lors de l’exercice des 2026 Share Options, excède le pair comptable des actions de la Société existantes alors immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des 2026 Share Options, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.	(e) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of the 2026 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2026 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2026 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2026 Share Options will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in article 5.2 of the Plan) the share capital of the Company. To the extent that the amount of the exercise price of the 2026 Share Options, per share to be issued upon exercise of the 2026 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2026 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	13/18

(f) Prime d’émission : Toute prime d’émission qui sera comptabilisée en relation avec les 2026 Share Options sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.	(f) Issue premium: Any issue premium that will be booked in connection with the 2026 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g) Procurations : Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les résolutions adoptées par l’assemblée générale des actionnaires en rapport avec les 2026 Share Options, et à prendre toutes les mesures et à accomplir toutes les formalités requises en vertu du Plan, des statuts de la Société et de la loi applicable afin d’émettre ou transférer les actions lors de l’exercice des 2026 Share Options. En outre, chaque administrateur de la Société et Joe Sollee, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des 2026 Share Options, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de la comptabilisation en tant que capital et (le cas échéant) prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des 2026 Share Options, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Computershare, Nasdaq, bancaire et/ou autre pertinente, le registre des actions et tous les autres documents nécessaires en relation avec l’émission et la délivrance des actions aux Participant Sélectionnés concernés et l’admission de ces actions à la cotation et à la négociation, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des 2026 Share Options à la négociation sur Nasdaq (ou tout autre marché sur lequel les actions de la Société seront négociées à ce moment).	(g) Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2026 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2026 Share Options. Furthermore, each of the Company’s directors and Joe Sollee, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2026 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation as share capital and (as applicable) as issue premium, and (C) the amendment of the Company’s articles of association to reflect the new share capital and number of outstanding shares following the exercise of the 2026 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq, bank and/or other documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the Selected Participants concerned and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2026 Share Options to trading on Nasdaq (or such other markets on which the Company’s shares will be trading at that time).

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	14/18

5. Communication du rapport spécial du conseil d’administration conformément à l’article 7:199 du Code des sociétés et des associations relatif à la proposition de renouveler le capital autorisé
Considération, discussion et communication du rapport spécial du conseil d’administration conformément à l’article 7:199 du Code des sociétés et des associations relatif à la proposition de renouveler les pouvoirs conférés au conseil d’administration dans le cadre du capital autorisé, tel que repris ci-dessous au point 6 de l’ordre du jour, et exposant les circonstances spécifiques dans lesquelles le conseil d’administration pourra utiliser ses pouvoirs dans le cadre du capital autorisé, et les objectifs qu’il devra poursuivre.	5. Submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the authorized capital
Consideration, discussion and submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the powers granted to the board of directors under the authorized capital, as set out below in item 6 of the agenda, and setting out the specific circumstances in which the board of directors will be able to use its powers under the authorized capital, and the purposes that it should pursue.

6. Renouvellement de l’autorisation au conseil d’administration d’augmenter le capital dans le cadre du capital autorisé
Afin de permettre au conseil d’administration de disposer de la flexibilité nécessaire pour lever des fonds propres supplémentaires lorsque le besoin s’en fait sentir ou qu’une opportunité se présente, le conseil d’administration propose de lui accorder des pouvoirs limités dans le cadre du capital autorisé pour augmenter le capital de la Société d’un montant maximum égal à 100% du montant du capital de la Société pendant une période de cinq (5) ans, le tout comme indiqué ci-dessous. Pour de plus amples informations sur les circonstances dans lesquelles le conseil d’administration pourrait faire usage du capital autorisé et sur les objectifs que le conseil d’administration poursuivrait avec le capital autorisé, voyez également le rapport spécial mentionné au point 5 de l’ordre du jour.	6. Renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital
In order to allow the board of directors the flexibility to raise additional equity-based financing as and when the need may arise or an opportunity would present itself, the board of directors proposes that it be granted limited powers under the authorized capital to increase the Company’s share capital by a maximum amount of 100% during a term of five (5) years, all as further set out below. For further information on the circumstances in which the board of directors could make use of the authorized capital and the objectives that the board of directors would pursue with the authorized capital, see also the special report referred to in item 5 of the agenda.

► Proposition de résolution :	►Proposed resolution:
L’assemblée générale des actionnaires décide de renouveler l’autorisation donnée au conseil d’administration d’augmenter le capital en une ou plusieurs fois, pendant une période de cinq (5) ans à compter de la publication aux Annexes du Moniteur belge de la présente autorisation, d’un montant total jusqu’à 100% du montant du capital de la Société, et ce conformément aux conditions et modalités fixées dans le rapport spécial du conseil d’administration établi conformément à l’article 7:199 du Code des sociétés et des associations, tel que visé au point 5 de l’ordre du jour de la présente assemblée générale extraordinaire des actionnaires. En conséquence, l’assemblée générale des actionnaires décide de supprimer l’article 6 “Capital autorisé” des statuts de la Société et de le remplacer par le texte suivant (la date mentionnée dans la sous-section entre crochets étant la date de l’assemblée générale approuvant le capital autorisé renouvelé, et le montant mentionné dans la sous-section entre crochets étant le montant du capital de la Société au moment de l’assemblée générale approuvant le capital autorisé) :	The general shareholders’ meeting resolves to renew the authorization to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorization, with an aggregate amount equal to up to 100% of the amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in agenda item 5 of this extraordinary general shareholders’ meeting. Consequently, the general shareholders’ meeting resolves to delete article 6 “Authorized capital” of the articles of association of the Company entirely and to replace it with the following text (whereby the date referred to in the sub-section between square brackets shall be the date of the general shareholders’ meeting approving the renewed authorized capital, and the amount referred to in the sub-section between brackets shall be the amount of the Company’s share capital at the time of the general shareholders’ meeting approving the authorized capital):

“Article 6 : Capital Autorisé	“Article 6: Authorized capital

Le conseil d’administration est autorisé à augmenter le capital de la société en une ou plusieurs fois d’un montant total maximum de [100 % du capital de la société au moment de l’adoption du nouveau capital autorisé].

The board of directors is authorized to increase the share capital of the company on one or several occasions by a maximum aggregate amount of [100% of the company’s share capital at the time of the adoption of the new authorized capital].

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	15/18

Le conseil d’administration peut augmenter le capital par des apports en numéraire ou en nature, par l’incorporation de réserves, disponibles ou non, et par l’incorporation de primes d’émission, avec ou sans émission de nouvelles actions, à titre gratuit ou pour une contrepartie avec un prix d’émission inférieur, égal ou supérieur au pair comptable des actions existantes, avec ou sans droit de vote, qui auront les droits qui seront déterminés par le conseil d’administration. Sous réserve du droit applicable, le conseil d’administration est également autorisé à utiliser cette autorisation pour l’émission d’obligations convertibles ou de droits de souscription, d’obligations avec droits de souscription ou d’autres titres.

The board of directors may increase the share capital by contributions in cash or in kind, by capitalization of reserves, whether available or unavailable for distribution, and capitalization of issue premiums, with or without the issuance of new shares, for no consideration or for consideration with an issue price below, at, or above the fractional value of the then existing shares, with or without voting rights, that will have the rights as will be determined by the board of directors. Subject to applicable law, the board of directors is also authorized to use this authorization for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.
Cette autorisation est valable pour une période de cinq ans à compter de la date de publication aux Annexes du Moniteur belge d’un extrait du procès-verbal de l’assemblée générale extraordinaire des actionnaires de la société tenue le [date de l’assemblée générale approuvant le capital autorisé renouvelé].

This authorization is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of the minutes of the extraordinary general shareholders’ meeting of the company held on [date of the general shareholders’ meeting approving the authorized capital].

En cas d’augmentation de capital décidée par le conseil d’administration dans le cadre du capital autorisé, toutes les primes d’émission comptabilisées, le cas échéant, seront comptabilisées conformément aux dispositions des présents statuts.

In the event of a capital increase decided by the board of directors within the framework of the authorized capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.
Le conseil d’administration est autorisé, dans l’exercice de ses pouvoirs dans le cadre du capital autorisé, à limiter ou à supprimer, dans l’intérêt de la société, le droit de préférence des actionnaires. Cette limitation ou suppression du droit de préférence peut également être faite en faveur des membres du personnel de la société ou de ses filiales, ou en faveur d’une ou plusieurs personnes autres que les membres du personnel de la société ou de ses filiales.

The board of directors is authorized, when exercising its powers within the framework of the authorized capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favor of members of the personnel of the company or of its subsidiaries, or in favor of one or more persons other than members of the personnel of the company or of its subsidiaries.

Le conseil d’administration est autorisé, avec droit de substitution, à modifier les statuts, après chaque augmentation de capital intervenue dans le cadre du capital autorisé, afin de les mettre en conformité avec la nouvelle situation du capital et des actions.”

The board of directors is authorized, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorized capital, in order to bring them in conformity with the new situation of the share capital and the shares.”

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	16/18

II. Si les assemblées générales ordinaire et/ou extraordinaire des actionnaires sont ajournées prorogées ou suspendues, le mandataire spécial aura les pouvoirs de représenter le soussigné aux assemblées générales des actionnaires qui seront tenues avec le même ordre du jour, le cas échéant (étant entendu que, par rapport aux points susmentionnés de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires, les votes susmentionnés s’appliqueront en tout état de cause également à la deuxième assemblée générale extraordinaire des actionnaires qui serait convoquée avec un ordre du jour identique à celui de la première assemblée générale extraordinaire des actionnaires dans le cas où le quorum de présence légalement requis pour délibérer et voter valablement sur ces points de l’ordre du jour n’aurait pas été atteint lors de la première assemblée générale extraordinaire des actionnaires):

II. In case the aforementioned ordinary and/or extraordinary general shareholders’ meetings would be postponed, a adjourned or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meetings that would be held having the same agenda, as relevant (it being understood that, in relation to the aforementioned agenda items on the agenda of the extraordinary general shareholders’ meeting, the aforementioned votes will in any event also apply to the second extraordinary general shareholders’ meeting which would be convened with an agenda identical to the agenda of the first extraordinary general shareholders’ meeting in case the legally required attendance quorum to validly deliberate and resolve on such agenda items would not be reached during the first extraordinary general shareholders’ meeting):

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.

Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

Si, pendant les assemblées, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution :[1]	In case of amendments during the meetings to a proposed resolution or a new proposed resolution:[1]

☐ le mandataire spécial votera pour la résolution modifiée ou nouvelle	☐ the proxy holder shall vote for the amended or new resolution
☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle	☐ the proxy holder shall vote against the amended or new resolution
☐ le mandataire spécial s'abstiendra de voter sur la résolution modifiée ou nouvelle	☐ the proxy holder shall abstain from the vote on the amended or new resolution
☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d'administration de la Société	☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.	[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	17/18

III. Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer toutes listes de présence et procès-verbaux, à participer à toutes les délibérations, à prendre part au vote sur toutes les décisions ou sujets pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.

III. The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign all attendance lists and minutes, participate in all deliberations, vote with respect to all decisions or items that can, pursuant to this agenda, be presented to said meetings.

IV. Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.	IV. In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.

The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

La présente procuration vaut également notification conformément aux formalités décrites dans l’invitation aux assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le jeudi 28 mai 2026, à condition qu’elle soit dûment complétée par le soussigné et reçue par la Société au plus tard à la Date limite de Notification.

The present proxy shall also serve as notification in accordance with the formalities described in the notice convening the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Thursday, May 28, 2026, provided it is duly completed by the undersigned and received by the Company at the latest on the Notification Deadline.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.

The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

BON POUR PROCURATION	GOOD FOR PROXY

...........................................2026

(date)

...............................................................................................

(nom / name)

...............................................................................................

(signature)

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders' Meetings of MDxHealth SA - Proxy	18/18